NORTHERN LIGHTS DISTRIBUTORS, LLC LETTERHEAD

December 28, 2010

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Mary B. Cole, Esq.
Re:	Request for Acceleration Equinox Funds Trust (the “Trust”) File Nos. 333-168569 and 811-22447

Dear Ms. Cole:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Northern Lights Distributors, LLC, as the principal underwriter of the shares of the Trust, hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Trust’s Initial Registration Statement on Form N-1A filed with the Commission on August 5, 2010 effective at 4:00 p.m. Eastern Time on Thursday, December 30, 2010.  A request for acceleration from the Trust accompanies this letter.

Please direct any questions concerning this letter to John M. Ford, Esq. of Pepper Hamilton LLP, counsel to the Trust, at 215.981.4009 or, in his absence to John P. Falco, Esq. of Pepper Hamilton LLP at 215.981.4659.

Very truly yours,
/s/Brian Nielsen
Name: Brian Nielsen
Title: President

Cc:	Robert J. Enck John M. Ford, Esq.